UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41734

Aurelion Inc.

21st Floor, 100 Queen’s Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Explanatory Note

The information contained in this current report on Form 6-K, including any exhibits thereto, is incorporated by reference into the registration statement on Form F-3 of Aurelion Inc. (File No. 333-290953), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Change in Registrant’s Certifying Accountant

Aurelion Inc. (the “Company”) is furnishing this current report on Form 6-K to report the dismissal of Summit Group CPAs, P.C. (“Summit”) as the Company’s independent registered public accounting firm, (the “Former Auditor”) effective October 26, 2026 and that the Company has appointed WWC,P.C. (“WWC”) (the “Successor Auditor”) as successor auditor of the Company effective the same date.

In connection with the change of auditor, the Company provides that:

1.	In accordance with its authority under the Company’s Audit Committee Charter, the Company’s Audit Committee (the “Audit Committee”), after careful review and due consideration of all relevant factors, has approved the dismissal of the Former Auditor and the appointment of the Successor Auditor as the independent registered public accounting firm of the Company for the financial year ending September 30, 2026.

2.	The auditor’s reports of the Former Auditor on the annual audited consolidated financial statements of the Company for the two most recent financial years preceding the date of dismissal, i.e., October 26, 2026, being reports for the financial years ended September 30, 2025 and September 30, 2024, neither contain any adverse opinion or disclaimer of opinion, nor are qualified or modified as to uncertainty, audit scope, or accounting principles nor express any modified opinion.

3.	There were no disagreements with the Former Auditor on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, from the time of the Former Auditor’s engagement up to the date of dismissal which disagreements that, if not resolved to the Former Auditor’s satisfaction, would have caused the Former Auditor to make reference in connection with its opinion to the subject matter of the disagreement. None of “reportable events”, as that term is described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F filings occurred within the two fiscal years of the Company ended September 30, 2025 and 2024 and subsequently up to the date of dismissal, except for the material weaknesses related to the Company’s internal control over financial reporting which is (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; and (ii) a lack of sufficient documented financial closing policies and procedures.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to the appointment of the Successor Auditor, neither the Company nor anyone on its behalf have consulted with the Successor Auditor on either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report was provided to the Company nor oral advice was provided that the Successor Auditor concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company provided the Former Auditor with a copy of this Form 6-K and requested that the Former Auditor provides the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of the Former Auditor’s letter is furnished as Exhibit 99.1 to this Form 6-K.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending September 30, 2026 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F, and plans to incorporate Exhibit 99.1 by reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

EXHIBITS

Exhibit No.	Description
99.1	Letter of Summit Group CPAs, P.C., dated October 26, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aurelion Inc.

Date: October 26, 2026	By:	/s/ Frank Zheng
	Name:	Frank Zheng
	Title:	Chief Executive Officer

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